UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 5

RETAILMENOT, INC.
(Name of Subject Company)

RETAILMENOT, INC.
(Name of Persons Filing Statement)

Series 1 Common Stock, par value $0.001 per share
(Title of Class of Securities)

76132B106
(CUSIP Number of Class of Securities)

Jonathan B. Kaplan, Esq.
Chief Legal Officer, General Counsel and Secretary
RetailMeNot, Inc.
301 Congress Avenue, Suite 700
Austin, Texas 78701
(512) 777-2970
(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:
Samer M. Zabaneh, Esq.
401 Congress Avenue, Suite 2500
Austin, Texas 78701
(512) 457-7000

☐Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (“Amendment No. 5”) amends and supplements Items 8 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission on April 24, 2017 by RetailMeNot, Inc., a Delaware corporation (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by R Acquisition Sub, Inc., a Delaware corporation (“Purchaser”), and subsidiary of Harland Clarke Holdings Corp., a Delaware corporation (“Parent”), to purchase all of RetailMeNot, Inc.’s outstanding Series 1 common stock, par value of $0.001 per share (the “Shares”) for $11.60 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase of Parent and Purchaser dated April 24, 2017, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 5. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8. Additional Information to be Furnished.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph at the end of the subsection entitled “Certain Litigation”:

“The Company has previously disclosed in connection with the Scarantino Complaint, that certain alleged stockholders of the Company have filed putative class action lawsuits alleging that that the Company’s Schedule 14D-9 omits to state material information, rendering it false and misleading.  On May 10, 2017, Ashley Boening, alleging herself to be a stockholder of the Company, filed a purported class action complaint in the United States District Court for the District of Delaware against the Company and the Company’s Chief Executive Officer, all members of the Board, HCH and Purchaser (the “Boening Complaint”), asserting similar claims as set forth in the Scarantino Complaint.  The Boening Complaint and the Scarantino Complaint contain substantially similar allegations. The Company disagrees with the allegations and claims in the Scarantino Complaint and the Boening Complaint, denies the claims in their entirety, and maintains that its Schedule 14D-9 does not omit to state any material information.  Nevertheless, in response to the Scarantino Complaint and the Boening Complaint the Company made certain supplemental disclosures in Amendment No. 4 to the Schedule 14D-9 filed on May 12, 2017, to address deficiencies in the Company’s Schedule 14D-9 alleged in those complaints.  The Company does not believe that the additional disclosures in Amendment No. 4 are material or required by law, and the Company provided Amendment No. 4 solely to avoid the costs and burdens of litigation. Additionally, the Company has entered into a memorandum of understanding with respect to the Scarantino Complaint and Boening Complaint, pursuant to which the plaintiffs in those matters agreed to voluntarily dismiss their complaints.

On May 11, 2017, Edward McNally, alleging himself to be a stockholder of the Company, filed a purported stockholder class action complaint in the United States District Court for the District of Delaware, against the Company, the Company’s Chief Executive Officer and all members of the Board (the “McNally Complaint”).  Mr. McNally also filed a motion for preliminary injunction seeking to enjoin consummation of the Offer until such time as corrective disclosures are made. The McNally Complaint generally contains the same allegations as set forth in the earlier-filed Scarantino and Boening Complaints, and seeks,  among other things, an order enjoining consummation of the Merger, rescission of the Merger if it has already been consummated or rescissory damages, an accounting by the defendants to the plaintiff and other members of the class for any damages caused by them, and an award of attorneys’ fees, experts’ fees, and expenses. The Company disagrees with the allegations and claims in the McNally Complaint, denies the claims in their entirety, and maintains that the Schedule 14D-9 does not omit to state any material information.  The Company further believes that the McNally Complaint is no longer viable in light of the additional disclosures contained in the Amendment No. 4, regardless of whether the Complaint was originally viable or not.

The foregoing summaries of the Boening Complaint and the McNally Complaint do not purport to be complete and are qualified in its entirety by reference to the Boening Complaint and the McNally Complaint, which are filed as Exhibit (a)(5)(G) and Exhibit (a)(5)(H), respectively, to this Schedule 14D-9.”

Item 9. Material to be Filed as Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding to the list of Exhibits on page 37 immediately following the Exhibit listed as Exhibit (a)(5)(F) the Exhibits as follows:

“(a)(5)(G) Complaint filed in the United States District Court for the District of Delaware, captioned Ashley Boening, On Behalf of Himself and All Others Similarly Situated v. RetailMeNot, Inc., Thomas Ball, Jeff Crowe, Eric Korman, Jules Maltz, Gokul Rajaram, Greg Santora, Brian Sharples, Tamar Yehoshua, Cotter Cunningham, Harland Clarke Holdings Corp., and R Acquisition Sub, Inc.

(a)(5)(H) Complaint filed in the United States District Court for the District of Delaware, captioned Edward McNally, On Behalf of Himself and All Others Similarly Situated v. RetailMeNot, Inc., C. Thomas Ball, Jeffrey M. Crowe, Eric Korman, Jules A. Maltz, Gokul Rajaram, Greg J. Santora, Brian H. Sharples, Tamar Yehoshua and G. Cotter Cunningham.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 12, 2017

RETAILMENOT, INC.

By:	/s/ Jonathan B. Kaplan
Name:	Jonathan B. Kaplan
Title:	Chief Legal Officer, General Counsel and Secretary